UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-51036

HYDROGENETICS, INC.
 (Exact name of registrant as specified in its charter)

1451 Cypress Creek Road, Suite 300, Fort Lauderdale, Florida 33309
Telephone:  954-829-8244
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.001 Per Share
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1)	☒
Rule 12g-4(a) (2)	☒
Rule 12h-3(b) (1) (i)	☐
Rule 12h-3(b) (1) (ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 106

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Hydrogenetics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Hydrogenetics, Inc.

Date: April 17, 2012	By:	/s/ Charles Hansen
Charles Hansen, Chief Executive Officer

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